The Clorox Company 2007 Annual Report to Shareholders and Employees


CLOROX


07079537

We make everyday life better, every day.

Financial Highlights



Net Sales
(in millions)
$3,986
$4,162
$4,388
$4,644
$4,847
03
04
05
06
07



Adjusted Operating Profit[1]
(as a percent of net sales, on a rounded basis)
19%
19%
19%
17%
18%
03
04
05
06
07



Net Cash Provided by Operations
(in millions)
$803
$899
$765
$522
$709
03
04
05
06
07



Net Earnings[2]
(in millions)
$493
$461
$549
$490
$1,096
$517
$444
$443
$501
$496
03
04
05
06
07



Diluted Net Earnings Per Share[2]
$2.23
$2.08
$2.56
$2.28
$6.11
$2.88
$2.90
$2.89
$3.26
$3.23
03
04
05
06
07



Return on Invested Capital[3]
13.9%
13.5%
13.9%
13.3%
14.7%
03
04
05
06
07

1. Adjusted operating profit: A non-GAAP measure calculated as gross profit less selling and administrative expenses, advertising costs, and research and development costs. See reconciliation of the adjusted operating profit as set forth in Exhibit 99.3 to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.
2. The shaded areas represent continuing operations.
3. Return on invested capital is a non-GAAP measure based on after-tax operating profit (excluding charges and intangible amortization in adjusted operating profit) divided by average invested capital. See reconciliation of the earnings used in this calculation as set forth in Exhibit 99.3 to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.



Clorox Shareholders and Fellow Employees

When I introduced myself in last year's annual report, I indicated there were a number of reasons I was particularly excited to join The Clorox Company: namely, the strength of the company's brands, the quality of the people, its values-based culture and a great board of directors. Today, I would add to that list the company's focus on the consumer and customer, its tremendous cost discipline and impressive process sophistication. Clorox has lived up to my high expectations and I couldn't be more pleased to be leading this organization.

My first year at Clorox has been an exciting one, as I've immersed myself in getting to know the business and people, understanding the tremendous opportunities before us, updating our strategic plan and delivering our fiscal year 2007 financial commitments.

2007: Another Strong Year
Clorox had another very good year in fiscal 2007.

> We grew sales by 4 percent to $4.8 billion. This was our sixth consecutive year of strong top-line growth at the middle to upper end of our annual target of 3 percent to 5 percent sales growth.

> We delivered our sixth consecutive year of cost savings greater than $100 million, generating $107 million in cost savings for the year, helping offset higher year-over-year costs for energy-related and agricultural-based raw materials, manufacturing and logistics.

> We increased earnings by 12 percent, delivering diluted earnings per share from continuing operations of $3.23 in fiscal 2007 compared with $2.89 in fiscal 2006.

> Our financial condition remains very strong, with net cash provided by operations of $709 million.

> Strong free cash flow* of $562 million allowed us to repurchase 2.4 million shares of the company's stock and pay down to target levels the debt issued to finance the fiscal 2005 reacquisition of 61 million shares of Clorox stock from a former shareholder.

*Free cash flow is a non-GAAP measure defined as cash flow from operations less capital expenditures. See reconciliation of free cash flow as set forth in Exhibit 99.1 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

These results were achieved through the hard work and dedication of Clorox people throughout the business. These results are theirs, and I'm proud of their accomplishments.

2008: Investing in Our Future
As the chart on page 3 shows, over the past five years, Clorox stock delivered a 66 percent increase in total shareholder return, in line with the S&P 500 index and ahead of our peers. As we concluded fiscal 2007, however, our stock performance did not sustain that trend, and total shareholder return increased only 4 percent for the year. While many factors affect stock performance at any given time, the decline was impacted by the stock market's reaction to the outlook we communicated for fiscal 2008. The market's reaction reflected ongoing concerns about such things as raw-material cost increases, inflationary pressures and investments we're making to restructure a portion of our manufacturing network. So the year concluded with a question on investors' minds: Can Clorox continue to create significant value for shareholders?

I strongly believe the answer is yes, and we have the track record to support this belief. We have successfully weathered unprecedented raw-material cost increases over the past two years. In response, we successfully raised prices on a substantial portion of our product portfolio. While, in the short-term, this suppressed the volume of products we shipped, we believe maintaining higher margins on our products through our pricing actions will generate meaningful future profit. Looking ahead, while raw-material costs are still high, we anticipate that we will see them begin to drop in the latter half of fiscal 2008. Importantly, we are confident in our prospects to grow the value of the company and we're making substantial investments to do so, which we believe will accelerate our ability to increase value in the future.

2008-2013: Heading True North
In 2007, we also completed an in-depth review of our business, defined what winning means for Clorox, identified our highest value opportunities and made corporate strategy choices. In May, we announced our new Centennial Strategy, named for the company's 100-year anniversary in 2013.



Fiscal 2007 Key Results by Operating Segment

	Net Sales	Percent of Company Net Sales	Net Sales Growth	Pretax Earnings Growth
Household Group – North America	$2.1 billion	44%	+1%	+0%
Specialty Group	$2.0 billion	41%	+5%	+16%
International	$0.7 billion	15%	+12%	+9%

Note: Intersegment sales are insignificant. All comparisons are with fiscal year 2006 and exclude the results of discontinued operations.

Central to the Centennial Strategy is our definition of winning: double-digit annual percentage growth in economic profit. We call this goal our "true north." It's the single direction everyone at Clorox is heading. Simply put, economic profit is the profit a company makes over and above the cost of paying for the assets used to generate those profits.

We've chosen this definition of winning because we believe it strongly correlates with shareholder value creation. Importantly, we can calculate and determine how to maximize economic profit across retail channels, with individual retail customers and in specific countries. We can even calculate it for a single business unit, brand or product. This capability gives us tremendous insight into our greatest opportunities for value creation; accordingly, we will use economic profit to make portfolio choices and allocate resources across the business. We believe economic profit growth is the best way to create value for our shareholders.

A deep understanding of economic profit also drives the four strategic choices we've made:

Be a High-Performance Organization of Enthusiastic Owners
Our No. 1 strategy is about Clorox people.

Clorox has great people. There's nothing we can't do when we set our minds — and hearts — to it. And this strategy is all about doing everything we can to ensure people walk through the door each day with passion, excitement and enthusiasm, feeling the kind of commitment to Clorox that a business owner has. We've done a good job at this over the years to be sure, but we're raising the bar even higher: We want everyone to perform at the top of their game and love doing it every day. Key to achieving this is making it easier to make decisions quickly through greater role clarity; using economic profit to allocate resources; engaging everyone on a rational and an emotional level — in other words, fostering a culture that ensures we have our heads and our hearts in the game; enhancing our environment of diversity and inclusion; building the capabilities of our leaders and ensuring we have a strong bench of players on our winning team.

Win With Superior Capabilities in Desire, Decide and Delight
We will strive to be the best at driving demand creation and building consumer lifetime loyalty through superior capabilities in what we call the 3Ds: desire, decide and delight. These are the three points when a consumer faces a choice about our product.

> **Desire** is created by using consistent messages everywhere and every time we communicate with consumers about why our products are the best choice to meet their needs. We want to ensure consumers are predisposed to buy our brands before they ever set foot in the store.

> **Decide** is about winning at the store shelf — where most purchase decisions are made — through superior packaging and execution of what we call AMPS: assortment, merchandising, pricing and shelving. Getting these fundamentals right will drive growth for our retail partners and us.

> **Delight** is when consumers take our products home. If we delight them, and our products exceed expectations and perform better than competitors' products, we're on the path to lifetime loyalty.

See pages 6-13 for examples of our capabilities in the 3Ds.

Accelerate Growth in and Beyond the Core
When it comes to market share, 63 of our brands are No. 1 or a strong No. 2 in their categories and countries (see page 14). We have an advantaged portfolio, participating in profitable categories with strong share positions, and our advantaged portfolio allows us to create economic value for our shareholders. The key to achieving growth is pursuing businesses in growing markets with good profit. Ideally, these businesses should be in categories that are large enough

Cumulative Total Shareholder Return

July 1, 2002, through June 30, 2007 (assumes reinvestment of quarterly dividends)

Peers: An average of 19 consumer packaged goods companies used for benchmarking purposes.



SEC MAIL
RECEIVED
PROCESSING
Clorox
OCT 08 2007
S & P 500
+66%
Peers
WASH. D.C.
185
SECTION

2002 2003 2004 2005 2006 2007

to be meaningful to Clorox and with competitive dynamics that allow our superior capabilities in the 3Ds to give us a clear right to win.

To achieve our true north goal, we must accelerate growth both in our core businesses and beyond. And we believe there's tremendous opportunity to do so. Superior execution with the 3Ds can help us broaden the footprint of our existing brands. We will focus on extending them into nearby categories where our well-known brand names carry weight; increasing the channels where we sell our brands, such as hospitals and health-care facilities; and expanding the range of products we offer in the countries where we do business, with an initial focus on the Americas, Australia and New Zealand.

Our financial strength and strong free cash flow give us the flexibility to reshape our existing portfolio over time and invest in economically attractive new businesses. As we expand, we will use economic profit to drive our portfolio choices in a disciplined way and ensure we leverage the capabilities that drive our competitive advantage. Our focus will be to further capitalize on four "megatrends" that are developing around the world: health and wellness, convenience, environmental sustainability and a more multicultural marketplace.

Relentlessly Drive Out Waste
Clorox has tremendous cost discipline and process sophistication. We've become extremely effective at identifying ways to save money and increase productivity. A solid pipeline of cost savings coupled with our strong free cash flow and capital capacity provide significant resources to invest in profitable growth and drive shareholder returns. Economic profit has a role here, too, as we use that "lens" to evaluate our operations and identify areas that offer opportunities for cost savings. Ongoing process discipline and process improvement, particularly in our supply chain, are also key as we continue to minimize the cost of processes that are not a source of competitive advantage and deploy our resources to the highest-value work.

We Make Everyday Life Better, Every Day
In June, we brought the company's worldwide leadership team together to roll out our Centennial Strategy. At that meeting, we adopted this phrase as the company's mission statement: We make everyday life better, every day.

When you think about it, this statement perfectly describes what Clorox people do every day, either directly or indirectly. We make and market different products, for different uses, for different people in different locations. But each one is designed to make everyday life better for consumers around the world. This is why we're here. It's why we come to work each day.

Indeed, 2007 was a very exciting year to take the helm at Clorox. We delivered very good financial results. We defined true north and charted a course to get there. We adopted a clear and simple statement for why we exist. And, from my vantage point, 2008 looks to be even more exciting as we begin to fully implement our Centennial Strategy.

I'm proud to be at Clorox and I have every confidence in the 7,800 Clorox people who are moving in unison toward our shared destination, giving their best every day for each other, for the business and ultimately for you, our shareholders.

Sincerely,

Donald R. Knauss

Donald R. Knauss
Chairman & Chief Executive Officer
Sept. 1, 2007



Building Lifetime Loyalty Through the 3Ds



During the past several years, we focused on building capabilities in the areas of the consumer, the customer and cost management. Now we're using those capabilities to create demand and build consumer lifetime loyalty through the 3Ds: desire, decide and delight.

Desire is about ensuring consumers are predisposed to buy our brands before setting foot in the store. We do this by communicating consistent messages about why our products are the best choice to meet their needs.









Decide is about winning at the store shelf through superior packaging and AMPS: assortment, merchandising, pricing and shelving. **Delight** is when consumers take our product home. If we delight them, we've made an important step toward earning their lifetime loyalty.





Turn the page for a look at how Clorox people are bringing the 3Ds to life.



Desire:
Hidden Valley® dressing takes veggies from yawn to yum

Imagine a world where kids eat their veggies and actually ask for more. No bickering, no sneaking their broccoli to the dog — it's every mom's dream. And with Hidden Valley® Original Ranch® dressing in her mealtime arsenal, it's reality.

Over the past three years, the salad dressing category has steadily declined, primarily due to issues with salad crops. In fiscal 2007, a cross-functional team was formed to figure out how we could grow the business in this challenging environment. The team, which included Research & Development, Marketing, Public Relations, Sales and Product Supply, zeroed in on a few key insights. First, while consumers primarily eat ranch dressing on lettuce salads, they also like it on other vegetables. Second, 96 percent of kids aged 2 to 12 don't eat the minimum recommended daily servings of fruits and vegetables. Finally, our target consumer values meals as a time to bond with her family; she wants them to eat a balanced meal and doesn't want to argue about it.

Recognizing a potential opportunity, the team commissioned a study by the University of California Expanded Food and Nutrition Education Program (EFNEP), which found that children ate 23 percent more vegetables when paired with ranch dressing. They also learned that pairing vegetables with a moderate amount of foods that contain fat, such as dressings or cheeses, helps the body absorb nutrients in vegetables. Armed with this information, the team focused on creating desire among moms to use Hidden Valley® dressing as a way of getting their children to eat vegetables. They started with a single, powerful tagline for all consumer communications: Hidden Valley® ranch dressing "Makes vegetables delectable.™"

Love Your Veggies™ brings fresh vegetables to U.S. schools
The team launched an innovative PR campaign in coordination with nutrition experts. First, they partnered with EFNEP and the School Nutrition Association to launch the Love Your Veggies™ nationwide school lunch campaign. The program provided grants of $15,000 each to five public elementary schools with the goal of getting kids to eat more fresh vegetables. As part of the grant, Hidden Valley provided each school a vegetable station, along with training for cafeteria staff on food safety and nutrition. The program was so successful, it has been expanded this year to provide more than 50 grants.

In addition, Hidden Valley partnered with Discovery Education to provide classroom kits to 10,000 elementary schools nationwide. The kits include "Super Veggie" trading cards that teach students the unique benefits of different vegetables. Finally, Hidden Valley joined forces with the Produce for Better Health Foundation on the Fruits & Veggies — More Matters™ program to promote eating more fruits and vegetables. Hidden Valley cross-promotes the foundation program on PR materials, in-store product displays and the brand's Web site.

Advertising reinforces the message
Building on the successful PR program, the Hidden Valley team launched an integrated advertising campaign reinforcing that Hidden Valley® ranch dressing makes vegetables taste delectable. A television spot, for example, depicts kids in a neighborhood lining up not for the ice cream man, but the "vegetable man," for veggie "cones" topped with Original Ranch® dressing. Print and online advertising humorously depict ordinary veggies transformed by Hidden Valley into a tasty treat.

Integrated approach creates desire, drives growth
This integrated approach to driving expanded use of Hidden Valley® ranch dressing is striking a chord with moms. The return on investment for marketing spending in fiscal 2007 increased significantly over the prior year. This helped Hidden Valley's dollar market share of the ranch dressing segment grow 1.3 percentage points at U.S. grocery and mass-merchandise retail outlets, the brand's highest year-over-year increase in recent years.




Hidden Valley
Hidden Valley
THE ORIGINAL
Ranch



Decide:
Kingsford® helps retail partner ignite charcoal category growth

Most decisions to purchase a product are made at the store shelf. So what do you do when consumers have difficulty finding your brand in the store, or it's out of stock when they get there? Kingsford recently partnered with a leading U.S. grocery retailer to tackle this challenge.

Troubled by the retailer's declining charcoal category sales, Kingsford formed a cross-functional team to come up with a plan to rejuvenate the category. The plan was based on the principles of collaboration, mutual growth and an improved shopping experience. A key catalyst for the plan was the launch of Kingsford® charcoal with Sure Fire Grooves,® a significant product innovation that lights faster, burns longer and provides better-tasting barbecue than regular charcoal.

In conjunction with the launch of the new product innovation, Kingsford partnered with the retailer to overhaul its product assortment, develop a compelling promotional plan and improve the overall presence of the charcoal category by focusing on the Kingsford® brand as an in-store beacon for grilling and related items.

Simplified assortment means more shelf space for brands shoppers want

First, the team used consumer and shopper research information to identify brand and segment roles. This research indicated that Kingsford® was the brand with the highest appeal to the retailer's most loyal shoppers. The research also showed that the retailer had an opportunity to simplify the charcoal shopping experience.

A plan was developed to expand shelf space for the most relevant items in the section and help ensure that the preferred brand, Kingsford,® was in stock.

Compelling in-store communication increases awareness and excitement

Second, Clorox and the retailer collaborated to develop compelling at-shelf marketing materials that created awareness and excitement about the charcoal section, while also making it easier and more fun to shop. The theme "Tonight's Grill Night" was integrated into the new section, along with compelling lifestyle imagery to emphasize the grilling experience with family and friends that is so important to the target consumer.

Finally, Kingsford and the retailer developed a year-round marketing and promotional plan to maintain excitement in the store and encourage consumers to shop the charcoal section more frequently, as well as other related categories such as beverages, meat and other grilling-related items. In addition, Kingsford® charcoal was displayed in multiple locations, further increasing interaction with the product.

Collaboration delivers strong results

By all accounts, the collaboration has been a big success. In Clorox's fiscal year 2007, following implementation of the plan, the retailer's charcoal category sales grew nearly 7 percent, and its sales of Kingsford® grilling products increased 13 percent.


SURE FIRE
GROOVES™

Tonight's GRILL NIGHT!



Delight:
Consumers seek the fresh scent of bleach

In Latin America, bleach is commonly used for cleaning. We have heard from some of our consumers that while having a clean smell in their home is very important, the smell of bleach on a cleaned surface can be somewhat overpowering. They don't want the smell completely covered — that's reassurance that the product is working. However, their preference is to have a nice fragrance, too.

Clorox's International Research & Development (R&D) and Latin America Marketing teams took this challenge to find a better solution for the consumer. They also saw it as an opportunity to grow the bleach category by increasing usage among current consumers and attracting new ones. In countries like Colombia, for instance, almost 40 percent of consumers prefer products with a fragrance, even more than in the rest of Latin America. The teams leveraged this insight to attract these fragrance-seeking consumers to a product with a better scent at a premium price.

New approach to bleach fragrances makes better scents
The teams started with a deeper understanding of the consumer, particularly her bleach and fragrance preferences. Working with a U.S. R&D team, they first addressed scenting technology for bleach and landed on a technique that keeps the fragrance floating on the surface — so it's the first thing the consumer smells when opening the bottle. In fact, it's common for her to open a bottle and smell the fragrance when making a purchasing decision.

Furthermore, the teams found that by lowering the strength of the bleach without impacting efficacy, they were able to enhance the fragrance and gain consumer preference.

The teams also looked for ways to simplify the process of incorporating fragrances into bleach. Typically, a fragrance is made with anywhere from 20 to 100 ingredients. Their goal was to find a way to scent bleach using only a few ingredients and still deliver the fresh smell our consumer desires.

They considered various options and found some that associated well with freshness, cleaning and disinfection, including mint and eucalyptus. They created scented bleach versions using the natural oils as a single, stable ingredient — a new and unique approach for the market. The approach was first tested with mint oil, and in fiscal 2007, Latin America countries launched the new Clorox® and Ayudín® scented bleach product Aires de Bosque, based on eucalyptus oil.

New fragrances delight consumers
The innovation in fragrance technology and development delivered an improved process, lower cost and higher gross margin. The innovation resulted in a 6 percent increase in volume among scented bleaches in Latin America, far surpassing projections. It also helped Clorox maintain clear segment leadership, with 41 percent market share across Argentina, Colombia, Chile, Mexico and Puerto Rico.

These results were made possible through close collaboration between R&D and Marketing from day one. The teams worked together on the development of the new fragrances, along with conceptual work like product naming and package design. The process, new technology and single raw-material concept make up a fragrance development approach the team is already using for future innovation. New scented bleach candidates are slated for testing and introduction in fiscal 2008.

CLOROX
Tomamos lo mejor de la Naturaleza para que lo lleves a tu hogar


NUEVO
Desinfecta · Limpia
Blanquea
CLOROX
Aire de Bosque


CLOROX
CLOROX
CLOROX
CLOROX

Renovamos nuestra línea de fragancias.
Renueva la desinfección de tu hogar

Blanqueador, solución de hipoclorito de sodio

Product Supply and Demand:

Clorox Product Supply enables success in Desire, Decide and Delight with Demand "D"

Success in the 3Ds depends on our ability to create and meet consumer demand – what some call the "4th D" – through top-tier supply chain performance. The 4,700 employees in our Product Supply organization are a vital link in making this happen. It's all about a shared commitment to excellence in the areas of safety, product quality, availability, cost management and enabling innovation. Introduced in early fiscal 2007, these focus areas are a set of performance measures used to gauge Product Supply's success against our strategies and competitors.

Safety is a core value

In fiscal 2007, Product Supply delivered its best safety performance in the company's history, with a 49 percent reduction over the previous year in accidents that must be reported to the Occupational Safety and Health Administration. Maintaining a safe and healthy work environment ensures a better quality of life for our employees, and allows us to focus more time and energy on business-building work.

Just ask our Kingsford® plant in Summer Shade, Ky. After a spate of incidents, the plant hired a safety and training coordinator and overhauled its safety program. The plant also created a symbolic "line in the sand" for safety. A logo was created to illustrate the commitment of each employee to safety when crossing the line into the plant to follow safety practices and look out for each other. "Most importantly, everyone on site has come to believe accidents are preventable," says Plant Manager Rob Service. "We all have personal daily examples of safety talks with coworkers, contractors and visitors, and are working hard to be an injury-free workplace."


Match Light


TOYOTA
38-2

Product quality drives consumer loyalty

The quality of our products and their appearance in the store play a vital role in creating long-term consumer loyalty for Clorox versus our competitors. We also reduce costs by minimizing product damages and other quality-related costs throughout our supply chain.

For example, in early 2006, Product Supply discovered that Glad® packages were getting damaged en route to stores. As a result, Glad invested in new equipment, shifting to sturdier pallets, resizing cartons for a better fit and using shrink-wrap to hold cartons in place. This investment led to a 34 percent reduction in damaged cartons and a net decrease in costs.

"We are guardian of the consumer. This is our rallying cry. We know we're successful when consumers get the best possible price for our product, when they can always find our product on the store shelf, and when our product consistently delivers the quality they expect and deserve."

Tim Bailey, Vice President – Product Supply

Photos

1. The Summer Shade, Ky., Kingsford® plant team celebrates one year injury-free with a barbecue dinner and a visit by the Kingsford NASCAR traveling show car. Other plants that achieved more than a year without an incident included: Cali, Colombia; Lima, Peru; Quilicura, Chile; San Jose, Costa Rica; Pilar and San Juan, Argentina; Wales, United Kingdom; Babelegi, South Africa; Auckland, New Zealand; Guangzhou, China; Atlanta, Ga.; Belle, Mo.; Brampton, Ontario; Burnside, Ky.; Cleveland and Painesville, Ohio; Houston, Texas; Los Angeles, Calif.; Orangeville, Ontario; Paulsboro, N.J.; Reno, Nev.; and Springfield, Ore.

2. Employee Mary Wallace of our Glad® plant in Rogers, Ark., prepares a pallet for shipment to a retail customer. Implementing sturdier pallets has led to a 34 percent reduction in damaged cartons.

3. Consistently ensuring product availability has contributed to recognition of Clorox by several key customers. In fiscal 2007, Clorox in Puerto Rico (pictured) received Wal-Mart's highest award for a vendor, General Merchandise Vendor of the Year — Gold.

Product availability is better than ever in 2007

We strive to get the right product in the right amount to the right place at the right time. When our products are in stock on store shelves, the consumer, the customer and Clorox all win. In fiscal year 2007, Product Supply drove the best performance in the company's history on product availability, as measured by accurately taking and filling orders, on-time delivery and payment by retailers within agreed-upon terms.

Case in point: Due to improved collaboration across Product Supply, the company correctly filled over 99.5 percent of cases ordered for 42 out of 52 weeks during the year, a significant improvement over fiscal 2006. The charcoal and laundry care teams achieved greater than 99.5 percent for all 52 weeks, and the Glad® team for 51 weeks. Consistently ensuring product availability has contributed to recognition of Clorox by several key customers. In fiscal 2007, Clorox in Puerto Rico received Wal-Mart's highest award for a vendor, General Merchandise Vendor of the Year — Gold. Clorox was also named vendor of the year by BJ's Wholesale Club, Advance Auto, O'Reilly's Auto Parts and the pet-care department at U.S. Wal-Mart stores.

> "Clorox leaders must empower the people closest to the consumer. In the past, we delayed day-to-day decisions that impacted the consumer by relying too heavily on managers. Now we're making sure employees on the front line have the authority to take action. I'm very proud of the progress Product Supply has made in such a short time."
>
> *Steve Lovejoy, Vice President – Product Supply, International*

Cost management enables value creation

In fiscal 2007, the company achieved $107 million in cost savings, more than two-thirds of which were generated by Product Supply. By creatively managing costs, we can create enough value in our supply chain to help offset inflation and drive down our cost of goods. Our Procurement team has been a leader in cost management for the company.

In fiscal 2007, Procurement exceeded its previous year's contribution by 50 percent. This was accomplished by enhancing the Source-to-Pay (S2P) process. S2P has expanded the scope of Procurement to include responsibility for global strategic sourcing. "We had a clear opportunity to take advantage of our size and scale, and leverage our spending across regions as well as business units," says Julia Brown, vice president – Global Strategic Sourcing. "Sourcing should create a competitive advantage. We're showing we can save the company money, create value and enable more investment in our brands."



New innovation team improves product launches

To effectively support the company's long-term growth, Product Supply partners closely with Research & Development to produce innovative products quickly at the lowest possible cost. In 2007, an Enabling Innovation team was formed to improve new product launches by bringing a production mindset to the earliest stages of design and development. Working with R&D and a contract manufacturer on a new auto-care product, the team recently identified issues that historically would have been discovered after the start of production. The team refined the design, generating $700,000 in savings through the use of existing versus new equipment and resulting in a higher projected profit margin for the product.

Clorox has 63 market-leading brands around the world.

Household Group — North America Category Leaders[1]

Home Care
No. 1 Clorox® bleach, U.S.
No. 1 Javex® bleach, Canada
No. 2 Clorox 2® color-safe bleach, U.S.
No. 1 Clorox® disinfecting wipes, U.S.
No. 1 Clorox® Clean-Up® bleach spray cleaner, U.S.
No. 1 Clorox® ToiletWand™ cleaner, U.S.
No. 2 Clorox® automatic toilet-bowl cleaner, U.S.
No. 2 Clorox® manual toilet-bowl cleaner, U.S.
No. 1 Tilex® mildew remover, U.S.
No. 1 Pine-Sol® dilutable cleaners, U.S.
No. 1 Liquid-Plumr® drain openers, U.S.

Auto Care
No. 1 Armor All® auto-appearance products, U.S.
No. 1 STP® oil and fuel additives, U.S.

Water Filtration
No. 1 Brita® pour-through systems & filters, U.S., Canada
No. 1 Brita® faucet-mount systems & filters, Canada
No. 2 Brita® faucet-mount systems & filters, U.S.

Specialty Group Category Leaders[1]

Bags, Wraps & Containers
No. 1 Glad® trash bags, U.S., Canada
No. 1 Glad® plastic wrap, U.S., Canada
No. 1 GladWare® food-storage containers, U.S.

Ranch Dressing, Sauces & Seasonings
No. 1 Hidden Valley® ranch salad dressing, U.S.
No. 1 Hidden Valley® dry dips, U.S.

Cat Litter
No. 2 Fresh Step® cat litter, U.S.

Charcoal
No. 1 Kingsford® charcoal, U.S.
No. 2 Kingsford® Match Light® charcoal, U.S.
No. 2 Kingsford® charcoal lighter fluid, U.S.

International Category Leaders[2]

Home Care
No. 1 Clorox® bleach, Hong Kong, Panama, Peru, Puerto Rico
No. 2 Clorox® bleach, Chile, Colombia, Mexico
No. 1 Ayudín® bleach, Argentina
No. 1 Clorinda® bleach, Chile
No. 1 Agua Jane® bleach, Uruguay
No. 2 Sello Rojo® bleach, Uruguay
No. 1 Nevex® bleach, Venezuela
No. 1 Ajax® bleach, Dominican Republic, Ecuador
No. 1 Los Conejos® bleach, Costa Rica
No. 1 Trenet® laundry additives, Argentina
No. 1 Handy Andy® cleaner, Australia, New Zealand
No. 1 Poett® cleaner, Chile, Peru
No. 2 Poett® cleaner, Argentina, Costa Rica, Uruguay
No. 1 Mistolín® cleaner, Panama, Venezuela
No. 2 Lestoil® cleaner, Puerto Rico

Bags & Wraps
No. 1 Glad® products, Hong Kong, Australia, New Zealand

Auto Care
No. 1 Armor All® auto-appearance products, Australia, New Zealand
No. 2 Armor All® auto-appearance products, Mexico

Scourers, Sponges & Wipes
No. 1 Chux® products, Australia
No. 2 Chux® products, New Zealand
No. 2 Bon Bril® cleaning utensils, Colombia

Sixty-three Clorox brands hold the No. 1 or No. 2 dollar market-share positions in their product categories and countries, as reported by the sources cited in the footnotes below.

1. IRI Infoscan data for grocery and drug retail outlets, Kmart and Target in the U.S. for the 52 weeks ended July 1, 2007. Nielsen MarketTrack data for grocery banner, drug and mass-merchandise retail outlets in Canada for the 52 weeks ended July 7, 2007.
2. Nielsen (Hong Kong, New Zealand and all Latin America countries except Puerto Rico); IRI Infoscan (Puerto Rico); Aztec (Australia). Data is for the 52 weeks ended May 31, 2007 (Argentina, Mexico, Costa Rica, Panama); June 30, 2007 (Hong Kong, Australia, New Zealand, Chile, Colombia, Puerto Rico, Venezuela, Dominican Republic, Ecuador).

We make everyday life better, every day.

Household Group — North America



BRITA
CLOROX
BRITA
CLOROX
Bleach
CLOROX
Bleach
CLOROX ToiletWand
CLOROX
Ultimate
CLOROX
CLOROX
Kitchen
Javex
Pine Sol
Pine Sol
409
TILEX
Power Jet
STP
GAS

Specialty Group



Fresh Step
Scoop Away
CLUMPS TIGHT
KINGSFORD
KINGSFORD
Match Light
READY FASTER
BURNS LONGER
KINGSFORD
MARINADE
GLAD
Storage
Dips
Ranch
Ranch
Ranch
GLAD Press'n Seal
GLAD
FORCEFLEX
GLAD
Simply Cooking
GLAD ClingWrap
GLAD

International



GLAD
GLAD
Handy Andy
Chux
Cleaning Wipes
Clorinda
jane
CLOROX
高樂氏漂白水
CLOROX
AJAX
NEVEX

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2007 and 2006, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2007 (not presented separately herein), and in our report dated August 23, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived. As discussed in the Notes to the consolidated financial statements (not presented separately herein), on June 30, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and changed its method of recognizing the funded status of its defined benefit postretirement plans. Also, effective July 1, 2005, the Company changed its method for accounting for share-based compensation to conform with SFAS No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 23, 2007 (not presented separately herein), expressed an unqualified opinion thereon.

Ernst + Young LLP

San Francisco, California
August 23, 2007

Stock Listing
The New York Stock Exchange lists The Clorox Company's common stock, which is identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent
Inquiries relating to stockholder records, change of ownership, change of address and the Dividend Reinvestment/ Direct Stock Purchase Plan should be sent to:

Computershare
P.O. Box 43069
Providence, RI 02940-3069
(800) 756-8200 or (781) 575-2726
TDD (800) 952-9245 for hearing impaired
www.computershare.com

Stockholder Information Service
Shareholder.com offers the latest Clorox news. Stockholders can call (888) CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.shareholder.com.

Dividend Reinvestment/Direct Stock Purchase Plan
Clorox has authorized Computershare to offer a Dividend Reinvestment/Direct Stock Purchase Plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox. For more information or plan materials, call (888) CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting
Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2007, and concluded that it is effective. For more information, see Item 9.A. of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

2007 Financial Information
The following pages of the Clorox 2007 Annual Report contain summary financial information. Full financial statements are provided in the company's 2007 proxy statement. Detailed financial information is available without charge through the following sources:

> The company's proxy statement, which will be mailed to all stockholders, is available at www.TheCloroxCompany.com.

> The company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007, is available at www.TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling (888) CLX-NYSE (259-6973).

CEO/CFO Certifications
The most recent certifications by the company's chief executive officer and chief financial officer pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007. The company has also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Forward-Looking Statements
Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis" sections in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of Aug. 24, 2007. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Condensed Consolidated Statements of Earnings

Years ended June 30 (dollars in millions, except share amounts)	2007	2006	2005
Net sales	$ 4,847	$ 4,644	$ 4,388
Cost of products sold	2,756	2,685	2,493
Gross profit	2,091	1,959	1,895
Selling and administrative expenses	642	631	551
Advertising costs	474	450	435
Research and development costs	108	99	88
Restructuring and asset impairment costs	13	1	36
Interest expense	113	127	79
Other (income) expense:			
Equity earnings and gain on exchange of Henkel Iberica, S.A.	-	-	(25)
Other, net	(2)	(2)	2
Earnings from continuing operations before income taxes	743	653	729
Income taxes on continuing operations	247	210	214
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	-	-	(2)
Earnings from continuing operations	496	443	517
Discontinued operations:			
Gain on exchange	-	-	550
Earnings from exchanged businesses	-	1	37
Reversal of deferred taxes from exchanged businesses	-	-	6
Income tax benefit (expense) on discontinued operations	5	-	(14)
Earnings from discontinued operations	5	1	579
Net earnings	$ 501	$ 444	$ 1,096
Earnings per common share			
Basic			
Continuing operations	$ 3.28	$ 2.94	$ 2.92
Discontinued operations	0.03	0.01	3.28
Basic net earnings per common share	$ 3.31	$ 2.95	$ 6.20
Diluted			
Continuing operations	$ 3.23	$ 2.89	$ 2.88
Discontinued operations	0.03	0.01	3.23
Diluted net earnings per common share	$ 3.26	$ 2.90	$ 6.11
Weighted average common shares outstanding (in thousands)			
Basic	151,445	150,545	176,586
Diluted	153,935	153,001	179,176

Condensed Consolidated Balance Sheets

As of June 30 (dollars in millions, except share amounts)	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 182	$ 192
Receivables, net	460	435
Inventories, net	309	292
Other current assets	81	88
Total current assets	1,032	1,007
Property, plant and equipment, net	976	1,004
Goodwill	855	744
Trademarks and other intangible assets, net	613	604
Other assets	190	257
Total assets	$ 3,666	$ 3,616
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Notes and loans payable	$ 74	$ 156
Current maturities of long-term debt	500	152
Accounts payable	329	329
Accrued liabilities	507	474
Income taxes payable	17	19
Total current liabilities	1,427	1,130
Long-term debt	1,462	1,966
Other liabilities	516	547
Deferred income taxes	90	129
Total liabilities	3,495	3,772
Commitments and contingencies		
Stockholders' equity (deficit)		
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 and 249,826,934 shares issued at June 30, 2007 and 2006, respectively; and 151,256,460 and 151,298,366 shares outstanding at June 30, 2007 and 2006, respectively.	159	250
Additional paid-in capital	481	397
Retained earnings	185	3,939
Treasury shares, at cost: 7,485,001 and 98,528,568 shares at June 30, 2007 and 2006, respectively.	(445)	(4,527)
Accumulated other comprehensive net losses	(209)	(215)
Stockholders' equity (deficit)	171	(156)
Total liabilities and stockholders' equity (deficit)	$ 3,666	$ 3,616

Condensed Consolidated Statements of Stockholders' Equity (Deficit)

Dollars in millions, except share amounts	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net (Losses) Gains	Unearned Compensation	Total	Total Comprehensive Income
Balance at June 30, 2004	249,827	$250	$301	$ 2,846	(36,838)	$(1,570)	$(274)	$(13)	$ 1,540	
Comprehensive income										
Net earnings				1,096					1,096	$1,096
Share Exchange with Henkel KGaA					(61,387)	(2,843)			(2,843)	
Translation adjustments resulting from the Henkel KGaA exchange, net of tax of $(10)							21		21	21
Other translation adjustments, net of tax of $(2)							29		29	29
Change in valuation of derivatives, net of tax of $(3)							6		6	6
Minimum pension liability adjustments, net of tax							(118)		(118)	(118)
Total comprehensive income										$1,034
Dividends				(243)					(243)	
Employee stock plans			27	(15)	2,831	110		(3)	119	
Treasury stock purchased					(2,750)	(160)			(160)	
Balance at June 30, 2005	249,827	250	328	3,684	(98,144)	(4,463)	(336)	(16)	(553)	
Comprehensive income										
Net earnings				444					444	$ 444
Translation adjustments, net of tax of $(0)							2		2	2
Change in valuation of derivatives, net of tax of $(1)							1		1	1
Minimum pension liability adjustments, net of tax							118		118	118
Total comprehensive income										$ 565
Dividends				(174)					(174)	
Employee stock plans			85	(15)	2,015	71			141	
Reclassification upon adoption of Statement of Financial Accounting Standards (SFAS) No. 123-R			(16)					16	-	
Treasury stock purchased					(2,400)	(135)			(135)	
Balance at June 30, 2006	249,827	250	397	3,939	(98,529)	(4,527)	(215)	-	(156)	
Comprehensive income										
Net earnings				501					501	$ 501
Translation adjustments, net of tax of $3							47		47	47
Change in valuation of derivatives, net of tax of $1							(3)		(3)	(3)
Minimum pension liability adjustments, net of tax							1		1	1
Total comprehensive income										$ 546
Adjustment to initially apply SFAS No. 158, net of tax							(39)		(39)	
Dividends				(200)					(200)	
Employee stock plans			84	(9)	2,358	100			175	
Treasury stock purchased					(2,400)	(155)			(155)	
Treasury stock retirement	(91,086)	(91)		(4,046)	91,086	4,137			-	
Balance at June 30, 2007	158,741	$159	$481	$ 185	(7,485)	$ (445)	$(209)	$ -	$ 171	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 (dollars in millions)	2007	2006	2005
Operating activities:			
Net earnings	$ 501	$ 444	$ 1,096
Deduct: Earnings from discontinued operations	5	1	579
Earnings from continuing operations	496	443	517
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	192	188	183
Share-based compensation	49	77	11
Deferred income taxes	(15)	(28)	(45)
Restructuring and asset impairment activities	13	-	38
Gain on exchange of Henkel Iberica, S.A.	-	-	(20)
Other	17	44	41
Changes in:			
Receivables, net	(15)	(29)	33
Inventories, net	(8)	26	(17)
Other current assets	13	(11)	5
Accounts payable and accrued liabilities	(30)	(50)	54
Income taxes payable	7	15	22
Settlement of income tax contingencies	-	(151)	(94)
Pension contributions to qualified plans	(10)	(10)	-
Net cash provided by continuing operations	709	514	728
Net cash provided by discontinued operations	-	8	37
Net cash provided by operations	709	522	765
Investing activities:			
Capital expenditures	(147)	(180)	(151)
Businesses acquired	(123)	(16)	-
Proceeds from termination of investment in life insurance contract	-	41	-
Other	2	(6)	(3)
Net cash used for investing activities	(268)	(161)	(154)
Financing activities:			
Notes and loans payable, net	(87)	(204)	68
Long-term debt borrowings	-	-	1,635
Long-term debt repayments	(150)	(29)	-
Proceeds from option exercise pursuant to Venture Agreement	-	-	133
Treasury stock acquired from related party, Henkel KGaA	-	-	(2,119)
Treasury stock purchased from non-affiliates	(155)	(135)	(160)
Cash dividends paid	(183)	(173)	(201)
Issuance of common stock for employee stock plans and other	119	79	92
Net cash used for financing activities	(456)	(462)	(552)
Effect of exchange rate changes on cash and cash equivalents	5	-	2
Net (decrease) increase in cash and cash equivalents	(10)	(101)	61
Cash and cash equivalents:			
Beginning of year	192	293	232
End of year	$ 182	$ 192	$ 293
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 117	$ 132	$ 81
Income taxes, net of refunds	$ 272	$ 373	$ 335
Non-cash investing and financing activities:			
Dividends declared and accrued but not paid	$ 61	$ 43	$ 42
Share Exchange Agreement			
As part of the fiscal year 2005 Share Exchange Agreement, the Company obtained 61,386,509 shares of its common stock in exchange for businesses valued at $745 and cash.			

Board of Directors

(as of Sept. 1, 2007)



Donald Knauss [3]
Chairman &
Chief Executive Officer



Gary Michael [1, 3, 5]
Presiding Director
Retired Chairman of the Board &
Chief Executive Officer
Albertson's, Inc.



Daniel Boggan, Jr. [3, 4, 5]
Retired Senior Vice President
National Collegiate Athletic Association



Richard Carmona, M.D., M.P.H., F.A.C.S. [4]
Vice Chairman
Canyon Ranch



Tully Friedman [2, 3, 4]
Chairman & Chief Executive Officer
Friedman Fleischer & Lowe, LLC



George Harad [2, 4]
Retired Executive Chairman of the Board
OfficeMax Incorporated



Robert Matschullat [1, 3, 4]
Retired Vice Chairman &
Chief Financial Officer
The Seagram Company, Ltd.



Edward Mueller [1]
Chairman & Chief Executive Officer
Qwest Communications International Inc.



Jan Murley [1, 5]
Consultant
Kohlberg Kravis Roberts & Co.



Michael Shannon [1, 2, 3]
President
MEShannon & Associates, Inc.



Pamela Thomas-Graham [4]
Senior Vice President,
Global Brand Development
Liz Claiborne, Inc.



Carolyn Ticknor [2, 5]
Retired President – Imaging &
Printing Business
Hewlett-Packard Company

Board Committees

1 Audit (Robert Matschullat, Chair)
2 Management Development & Compensation (Michael Shannon, Chair)
3 Executive (Donald Knauss, Chair)
4 Finance (Tully Friedman, Chair)
5 Nominating & Governance (Daniel Boggan, Jr., Chair)



Clorox Executive Committee

(as of Sept. 1, 2007)

Don Knauss
Chairman & CEO

Larry Peiros
Executive Vice President &
Chief Operating Officer –
Clorox North America

Beth Springer
Executive Vice President –
Strategy & Growth

Frank Tataseo
Executive Vice President –
Functional Operations

Warwick Every-Burns
Senior Vice President – International

Dan Heinrich
Senior Vice President – Chief Financial Officer

Jackie Kane
Senior Vice President – Human Resources &
Corporate Affairs

Laura Stein
Senior Vice President – General Counsel



Clorox Executive Committee: *(Front from left)* Dan Heinrich, Warwick Every-Burns, Laura Stein. *(Back from left)* Don Knauss, Jackie Kane, Larry Peiros, Beth Springer, Frank Tataseo.



Clorox Leadership Committee

(as of Sept. 1, 2007)

All positions on Clorox Executive Committee, plus:

Tarang Amin
Vice President – Global Health & Wellness

Tim Bailey
Vice President – Product Supply

Tom Britanik
Vice President – General Manager, U.S. Auto Care & Brita

Wayne Delker
Vice President – Global Research & Development

Benno Dorer
Vice President – General Manager, Glad & Cat Litter Products

Robin Evitts
Vice President – Chief Information Officer

Derek Gordon
Vice President – Marketing

John Hommeyer
Vice President – Growth

Tom Johnson
Vice President – Controller & Chief Accounting Officer

Grant LaMontagne
Vice President – Sales

Steve Robb
Vice President – Financial Planning & Analysis

George Roeth
Vice President – General Manager, Food, Charcoal, U.S. Auto & Brita

Glenn Savage
Vice President – General Manager, Laundry, Home Care & Professional Products

Keith Tandowsky
Vice President – Internal Audit

The Clorox Company


CLOROX

1221 Broadway
Oakland, CA 94612
(510) 271-7000
www.TheCloroxCompany.com

Para visión este informe en español, visite:
http://investors.TheCloroxCompany.com


30%
TOTAL RECOVERED FIBER
ALL POST-CONSUMER FIBER